Exhibit (e)(2)

February 18, 2026

Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Attention:	Andrew Dickinson

Chief Financial Officer

Ladies and Gentlemen:

In connection with your interest in a possible business combination (the “Possible Transaction”) between you and Arcellx, Inc., a Delaware corporation (the “Company”), you have requested that the Company or the Company Representatives (as defined below) furnish you or your Representatives (as defined below) with certain information relating to the Company, its subsidiaries, divisions, affiliates or the Possible Transaction.

The term “Information” means all or any portion of information (whether written or oral) furnished or otherwise made available (whether on or after the date of this letter agreement), by the Company or its directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys, accountants and consultants) or agents (collectively, the “Company Representatives”) to you (to include, as applicable when used in this letter agreement, your and your subsidiaries’ directors, officers and employees) or your financial advisors, attorneys, accountants, consultants or agents (collectively, “your Representatives”) in connection with your or their evaluation of the Possible Transaction and all or any portion of analyses, compilations, forecasts, financial projections, studies or other information prepared by you or your Representatives to the extent that they contain, are based on or otherwise reflect any such information.

The Information may be contained in any written, oral or electronic form or media and includes, without limitation, any writing, letter, presentation, memorandum (internal or otherwise), e-mail transmission or other recording or memorialization, chart, graph, blueprint, floor plan, picture, financial statement or other data compilation.

The term “Information” does not include information that (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (ii) is or becomes available to you or your Representatives on a nonconfidential basis from a source (other than the Company or a Company Representative) not known by you to be prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation of which you were aware, (iii) was or is within your or your Representatives’ possession prior to when it was furnished to you by or on behalf of the Company, provided that the source of such information to you was not known by you to be prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation of which you were aware or (iv) was independently discovered, invented or developed by you or your Representatives (or on your or their behalf) without the use of or reference to the Information and without violating the terms of this letter agreement. The term “person” means any corporation, company, group, partnership, governmental entity or other entity or individual.

February 18, 2026

Accordingly, the parties to this letter agreement agree that:

1.	You and your Representatives (i) will keep the Information confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without the prior written consent of the Company, disclose any Information in any manner whatsoever, in whole or in part, (ii) will not use any Information other than in connection with evaluating, negotiating or consummating the Possible Transaction; and (iii) will undertake reasonable precautions to safeguard and protect the confidentiality of the Information with no less than the same degree of care as you and your Representatives use with respect to your own or their own, as applicable, confidential information of a similar nature to protect the confidentiality of such information; provided, however, that you may disclose the Information or portions thereof to your Representatives (a) who need to know the Information for the purpose of evaluating, pursuing or consummating the Possible Transaction, (b) who are informed by you of the confidential nature of the Information, and (c) who have been directed to act in accordance with the terms of this letter agreement applicable to Representatives. You will direct your Representatives to observe the terms of this letter agreement that are applicable to your Representatives. You will be responsible for any breaches of this letter agreement by any of your Representatives (including, without limitation, any Representatives who subsequent to the date of this letter agreement become your former Representatives) of the terms of this letter agreement applicable to your Representatives. You further agree that you and your Representatives will (at your own expense) reasonably cooperate with the Company to regain possession or obtain confirmation of destruction of any Information disclosed in violation of the terms of this letter agreement and prevent its further unauthorized use or disclosure.

Without limiting the generality of the other provisions of this letter agreement, prior to the consummation of the Possible Transaction, you agree that neither you nor any of your Representatives (acting on your behalf) will, without the prior written consent of the Company, contact, consult or share Information with, or enter into any agreement, arrangement or understanding with any person who you have reason to believe is considering a transaction or series of transactions with the Company that you reasonably expect would be an alternative to the Possible Transaction (including, without limitation, any such transaction or series of transactions in the form of a merger, consolidation, asset purchase or sale, other business combination, restructuring or recapitalization). You further agree that neither you nor any of your Representatives (acting on your behalf) will, without the prior written consent of the Company, enter into any exclusivity, lock-up or other agreement, arrangement or understanding that would by its terms restrict or otherwise impair the ability of a financing source to provide financing to any other party with respect to any transaction or series of transactions that you reasonably expect would be an alternative to the Possible Transaction.

2.	You will not, and will cause your controlled Representatives and direct your non-controlled Representatives not to (except as required by applicable law, regulation or legal process and only after compliance with paragraph 3 below), without the prior written consent of the Company, disclose to any person (other than you or your Representatives) the fact that the Information has been made available to you or your Representatives, that you are considering the Possible Transaction or that you have engaged in discussions or negotiations concerning the Possible Transaction (“Transaction Information”, and all such Transaction Information shall also constitute “Information” hereunder), provided, however, that nothing in this letter agreement will prevent you from complying with U.S. federal securities law disclosure obligations, including those under Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With respect to any disclosure to be filed or submitted by you or on your behalf under Regulation 13D-G of the Exchange Act during the Standstill Period (as defined below) that contains Information, you shall (i) provide the Company a copy of such proposed disclosure or filing, (ii) give the Company a reasonable opportunity to review and comment before such filing or submission, and (iii) consider the Company’s comments in good faith. Except as required by applicable law, regulation or legal process, the Company agrees that it will not, and will cause its controlled Representatives not to, and will direct its non-controlled Representatives not to, disclose to any other person the terms of any proposal for a Possible Transaction, provided, however, the Company will not be restricted from repeating information you have disclosed in a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) or any amendment to such Schedule 13D.

February 18, 2026

3.	In the event that you or any of your Representatives are requested pursuant to, or required by, applicable law, regulation or legal process to disclose any of the Information, you will, to the extent reasonably practicable, (if legally permitted, and other than in connection with broad or routine regulatory or self-regulatory audits or examinations) notify the Company promptly and before disclosing any Information so that the Company may seek, at its sole cost and expense, an appropriate protective order or other appropriate remedy or, in the Company’s sole discretion, waive compliance with the terms of this letter agreement (and, if the Company seeks such an order, you will reasonably cooperate with the Company as the Company may reasonably request, at its sole cost and expense). In the event that no such protective order or other remedy is obtained or that the Company waives compliance with the terms of this letter agreement, and you or any of your Representatives are legally required or compelled to disclose portions of the Information, you or your Representatives, as the case may be, will furnish only that portion of the Information which you or they are advised by your counsel is legally required to be disclosed and will (if legally permitted and practicable) give the Company reasonable advance written notice of the Information to be disclosed and exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to the Information.

4.	At any time upon the request of the Company or any of the Company Representatives, you (i) will, and will direct your Representatives to, promptly either (in your sole discretion) destroy or deliver to the Company all tangible portions of materials containing or reflecting the Information, and (ii) will not, and direct your Representatives not to, retain any copies, extracts or other reproductions in whole or in part of such tangible material (other than any Information contained on back-up media retained in the ordinary course of business, which you and your Representatives will not access after such time other than for purpose of establishing compliance with the terms of this letter agreement and/or to the extent required for legal, compliance and internal information technology purposes). Any oral Information will continue to be subject to the terms of this letter agreement. Upon the Company’s request, you will confirm for the Company in writing (email being sufficient) that all such material has been so delivered or destroyed by you and your Representatives. Notwithstanding the foregoing, (y) you and each of your Representatives may retain Information to the extent required to comply with legal or regulatory obligations or your or your Representatives’ respective established document retention policies and (z) neither you nor any of your Representatives will be required to return or destroy any electronic copy of Information to the extent created pursuant to your or such Representative’s standard electronic backup and archival procedures; provided, in each case, that notwithstanding any earlier termination of this letter agreement, you and each such Representative will continue to abide by the terms of this letter agreement applicable to such retained Information and you and your Representatives will not disclose or use such Information (other than to the extent explicitly permitted under this letter agreement) for three years following the termination or destruction of such Information; provided that any obligations of non-use and confidentiality with respect to Transaction Information shall continue for so long as you and your Representatives retain such Transaction Information. Notwithstanding the delivery or destruction of the materials required by this paragraph, unless otherwise provided for in this letter agreement, all duties and obligations of confidentiality and non-use of Information existing under this letter agreement (including with respect to any oral Information) will remain in full force and effect for the term hereof.

February 18, 2026

5.	You acknowledge that neither the Company nor any of the Company Representatives, nor any of the Company’s or the Company Representatives’ respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Exchange Act, make any representation or warranty, express or implied, as to the accuracy or completeness of the Information, and you agree that, absent fraud, such person will only have obligations or liability relating to the Information or for any errors therein or omissions therefrom as are provided in a definitive agreement with respect to the Possible Transaction. You further agree that, absent fraud, you will be entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Possible Transaction, when, as and if executed, and subject to such limitations and restrictions as may be contained in such definitive agreement. For purposes of this letter agreement, a “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid. Nothing contained in this letter agreement or the conveying of Information pursuant to this letter agreement will be construed as granting or conferring any rights by license or otherwise in any intellectual property.

6.	For a period of twelve (12) months from the date of this letter agreement, you will not, and you will cause your affiliates and your Representatives acting on your behalf not to, without the prior written consent of the Company, solicit, directly or indirectly, for employment or services any employee of the Company or any of its subsidiaries (a) who is an executive officer of the Company or (b) with whom you first have had contact or who became known to you in connection with the Possible Transaction, provided that, you will not be prohibited from making any general solicitation for employees not specifically directed at such persons (including through placement agencies and recruitment firms) and any hiring as a result thereof; and provided further that the foregoing restrictions will not apply to any response to, or hiring of, any person who you can reasonably demonstrate has contacted you or your affiliates at his or her own initiative without any prior encouragement, contact or direct or indirect solicitation from your or your Representatives (other than as permitted by the general solicitation referenced above).

February 18, 2026

7.	You agree, during the Standstill Period (as defined below), not to, and to cause your controlled affiliates and your Representatives acting on your behalf not to, directly or indirectly, unless specifically requested to do so in advance by the Company’s board of directors (the “Board”) or except as expressly agreed to in writing by the Board with respect to a Possible Transaction:

(a)	acting alone or with others, acquire, offer to acquire, or agree to acquire, “beneficial ownership,” in accordance with the rules and regulations of the SEC, an aggregate number of voting securities that, together with the shares and any other voting securities owned by you at such time, would represent 15% or more of the voting power of the Company; provided that any investment by you or any of your affiliates in third-party mutual funds or other similar passive investment vehicles that hold interests in securities of the Company or any of its affiliates shall not be taken into account for the purpose of this subparagraph (a);

(b)	enter into any voting agreements, trusts or similar arrangements with respect to voting securities of the Company other than as set forth herein;

(c)	make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules promulgated by the SEC in opposition to the recommendation of a majority of the Board with respect to any matter, or seek to advise or influence any person or entity with respect to the voting by any third party of any voting securities of the Company; provided, however, that you may solicit proxies or consents and may become a participant in a solicitation in connection with any proposal that would materially and adversely affect its rights under the CLA (as defined below);

(d)	form, join or in any way knowingly participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

(e)	request the Company or any of its agents or Representatives, directly or indirectly, in any public manner, to amend or waive any of the foregoing provisions; provided, that you shall not be restricted from requesting any amendment or waiver directly from the Board or the Company’s Chief Executive Officer on a confidential basis.

February 18, 2026

The “Standstill Period” is the period commencing immediately after the execution of this letter agreement and ending upon the earliest to occur of: (a) 11:59 p.m., Pacific time, on the date that is one year after the date of this letter agreement; (b) the date that any person has entered into a binding definitive agreement that has been approved by the Company to acquire more than 50 percent of the outstanding voting securities of the Company or assets of the Company representing more than 50 percent of the consolidated earnings power of the Company; or (c) with respect to a tender or exchange offer commenced by a third person that, if consummated, would result in such person’s acquisition of beneficial ownership of more than 50 percent of the outstanding voting securities of Company, eleven (11) business days after the commencement of such offer unless prior to such date the Company files with the SEC a Schedule 14D-9 or otherwise makes any public announcement that contains a recommendation that Company’s stockholders reject such tender or exchange offer. For the avoidance of doubt, paragraph 7 will not restrict you from making any proposal regarding a Possible Transaction directly to the Board or the Company’s Chief Executive Officer on a confidential basis, but only if such proposal would not reasonably be expected to require Company or you to make a public announcement regarding this letter agreement, such proposal, a Possible Transaction or any of the matters described in paragraph 7. In the event that the limitations in this paragraph 7 expire or terminate, no other restrictions in this letter agreement or the CLA will be interpreted to prevent you (a) from using the Information to formulate a proposal for a business combination transaction with the Company or (b) from publicly disclosing the history of negotiations between the parties hereto to the extent necessary to comply with securities law disclosure obligations or other applicable law. Subject to the penultimate sentence in paragraph 2, notwithstanding any provision in this letter agreement to the contrary, including in paragraph 7, you and your affiliates shall not be prohibited from disclosing Information in connection with the filing with the SEC by you or your affiliates of an amendment to Schedule 13G, a Schedule 13D, or an amendment to a Schedule 13D (in each case, including in any exhibits thereto), relating to the shares of common stock of the Company held by you or your affiliates.

8.	You hereby acknowledge that the United States securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer (or options, warrants or rights relating to such securities) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

9.	Each party acknowledges that remedies at law may be inadequate to protect the non-breaching party against any actual or threatened breach of this letter agreement by a party or its Representatives, and, without prejudice to any other rights and remedies otherwise available to the parties, each party agrees that the other party may seek specific performance and injunctive or other equitable relief in its favor without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with any such remedy.

February 18, 2026

10.	Each party agrees that no failure or delay by either party in exercising any right under this letter agreement will operate as a waiver of such right, nor will any single or partial exercise of a right preclude any other or further exercise of such right or the exercise of any other right hereunder. The confidentiality, non-use and other protective provisions set forth in this letter agreement are intended to be in addition to, and expressly do not supplant or supersede, any state, federal or other statutory or common laws that afford protection to trade secrets or other intellectual property. This letter agreement will not be construed as an election of any remedies by a party, and each party retains all rights available to it, whether pursuant to this letter agreement, pursuant to such statutory or common laws or otherwise.

11.	This letter agreement, and, except as otherwise expressly provided herein, the obligations under this letter agreement, will remain in effect for a period of two (2) years from the date hereof, provided that the termination of this letter agreement shall not relieve any party of its liability for any violations of this letter agreement prior to such termination.

12.	This letter agreement is governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of laws principles to the extent that such principles would direct a matter to another jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware and irrevocably submits to the exclusive jurisdiction of such courts.

13.	This letter agreement is binding upon and inures solely to the benefit of the parties to this letter agreement and to their respective successors and assigns, provided, however, that the obligations and restrictions under this letter agreement may not be assigned or delegated without the prior written consent of the other party hereto.

14.	This letter agreement contains the entire agreement between you and the Company concerning the subject matter of this letter agreement, and no provision of this letter agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized representative of the Company, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this letter agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement will not in any way be affected or impaired thereby. The Collaboration and License Agreement dated December 8, 2022 (as amended from time-to-time) between Kite Pharma, Inc. and the Company (the “CLA”) remains in full force and effect and, while this letter agreement remains in effect, the parties hereto agree that you may use “Confidential Information,” as such term is defined in the CLA, for the purpose of evaluating, negotiating or consummating the Possible Transaction. The parties also agree that you will not be restricted from using Information obtained pursuant to this letter agreement in connection with the CLA. For the avoidance of doubt, in the event there is any conflict or inconsistency between this letter agreement and the terms and conditions of any electronic data room now or hereafter applicable to you or your Representatives, the terms and conditions of this letter agreement shall govern and constitute the terms and conditions with respect to the access of Information by you or your Representatives in any electronic data room.

15.	This letter agreement may be executed in any number of counterparts, which when taken together, shall be deemed to constitute one and the same instrument. Signatures transmitted by portable document format (PDF) or facsimile shall be deemed to be original signatures for all purposes.

Please confirm your agreement with the foregoing by signing below.

February 18, 2026

Very truly yours,

ARCELLX, INC.

By:	/s/ Aileen Fernandes
Name:	Aileen Fernandes
Title:	Chief Operating Officer

Accepted and agreed to as of the date first written above:

GILEAD SCIENCES, INC.

By:	/s/ Devang Bhuva
Name:	Devang Bhuva
Title:	SVP, Corporate Development